CLIFTON STAR ANNOUNCES UPDATED NI 43-101 RESOURCE ESTIMATE FOR
THE DONCHESTER PORTION OF THE DUPARQUET PROPERTY

Mineral Resource Estimates include over 1.7 million ounces gold (measured and indicated)
and over 3.4 million ounces gold (inferred)

Vancouver, B.C. Clifton Star Resources Inc. (TSX-V: CFO)(Frankfurt: C3T) has received an updated NI 43- 101 compliant report from Peter Bevan, P. Eng., on the Donchester property of the Duparquet Gold Project in Duparquet township of southwestern Quebec operated under a joint venture agreement with Osisko Mining. The report, commissioned by Clifton Star, states a total of 22.512 million tonnes grading 1.84 g/t gold (1,332,000 ounces) in the measured and indicated category; and 4.650 million tonnes grading 2.02 g/t gold (302,000 ounces) in the inferred category, based on a cutoff grade of 0.50 g/t gold. Mr. Bevan utilized the polygonal method of calculation on a total of 218 drill holes. A NI- 43-101 report to reflect the 2010 drilling program on the Duquesne is expected within two or three weeks, and that figure will be announced at that time. The following table summarizes the resources by property:

Property Donchester	Tonnes	Grade	Oz	Cut-off
Measured and indicated	22,512,260	1.84	1,331,936	0.50
Inferred	4,649,800	2.02	301,828	0.50
Central Duparquet
Measured and indicated	1,382,134	2.79	123,967	0.50
Inferred	309,158	2.52	25,048	0.50
Beattie tailings
Measured and Indicated	4,757,280	0.76	114,700	0.30
Inferred	2,913,600	0.72	67,400	0.30
Duquesne (Genivar)
Measured and indicated	1,859,200	3.33	199,161	3.00
Inferred	1,563,100	5.58	280,643	3.00
Beattie (SGS-Geostat) Inferred	56,220.000	1.53	2,773,000	0.67

The Company is looking forward to a summer and winter drilling campaign with the view to increasing the resource of open-pit and underground potential, placing more ounces in the measured and indicated category by infield drilling, extending those holes that were stopped in mineralization, and initiating deep drilling in the higher grade envelopes. Fred Archibald, P Geo, OGQ and VP of Exploration has reviewed and approved of this news release, and is deemed to be a Qualified Person.

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

On behalf of the Board,

Harry Miller, President

Neither the TSX-Venture Exchange nor its Regulatory Provider (as the term in defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of the release.

Clifton Star Resources, Inc.

Harry Miller

425-453-0355

Email: hmiller@cliftonstarresources.com

Website: www.clftonstarresources.com